February 4, 2022
Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Xeris Biopharma Holdings, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-262404
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Xeris Biopharma Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 7, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
If you have any questions regarding this request, please contact Joseph Theis of Goodwin Procter LLP at (617) 570-1928.

Sincerely,

XERIS BIOPHARMA HOLDINGS, INC.
/s/ Paul R. Edick
Paul R. Edick
Chief Executive Officer

cc:	Paul R. Edick, Chief Executive Officer, Xeris Biopharma Holdings, Inc.
Joseph Theis, Jr., Esq., Goodwin Procter LLP